UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On June 19, 2013, Stratasys Ltd. (“we,” “us” or the “Company”) announced the signing of a definitive merger agreement whereby privately held MakerBot has agreed to merge with a subsidiary of the Company in a stock-for-stock transaction.  A copy of our press release announcing the combination of MakerBot and the Company is furnished as Exhibit 99.1 to this Report on Form 6-K (“Form 6-K”) and is incorporated herein by reference.

In conjunction with the conference call held on June 20, 2013, to discuss the merger of the Company and MakerBot, we are also furnishing a copy of the script used for the conference call to provide additional information (attached to this Form 6-K as Exhibit 99.2 and incorporated herein by reference) and a PowerPoint presentation with additional information (attached to this Form 6-K as Exhibit 99.3 and incorporated herein by reference).

Exhibits

Exhibit No.	Description

99.1	Press Release issued by the Company on June 19, 2013.

99.2	Script for the Company’s investor conference call held on June 20, 2013.

99.3	PowerPoint presentation with additional information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: June 20, 2013	By:	/s/ S. Scott Crump
Name: S. Scott Crump
Title: Chairman